[LETTERHEAD]

HOPKINS & CARLEY
A Law Corporation

Cathryn S. Gawne

Of Counsel

cgawne@hopkinscarley.com

Phone:408-299-1478

June 29, 2007

Via Electronic Filing and Federal Express

United States Securities and Exchange Commission

Washington, DC  20549

Attn:  Mr. Jeffrey Riedler

          Assistant Director

          Mail Stop 6010

Re:

Human BioSystems
Registration Statement on Form SB-2
Filed June 11, 2007
File No. 333-143650
Client-Matter No. 24015.002

Dear Mr. Riedler:

On behalf of Human BioSystems, a California corporation (the “Company”), we hereby enclose for filing Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form SB-2 (File No. 333-143650) (the “Registration Statement”).  Amendment No. 1 provides information requested by the Staff in its letter of June 20, 2007 (the “Comment Letter”).

The following discussion responds to the specific comments raised by the Staff in the Comment Letter.  For ease of reference, we have duplicated the Staff’s comments below, followed by the Company’s response.  Numbered paragraphs correspond to the numbered paragraphs in the Staff’s letter.

Selling Shareholder, page 55

1.

The discussion pertaining to material relationships with the selling shareholder during the past three years does not describe the loans you received in November 2006 and May 2007.  Please advise or revise to include all material relationships with the selling shareholder during the past three years.

United States Securities and Exchange Commission
Attn:  Mr. Jeffrey Riedler

Pursuant to your request, we have provided information regarding all material relationships among the Company, the selling shareholder and a certain affiliate of the selling shareholder during the past three years to the section of Amendment No. 1 entitled “Selling Shareholder”.

Exhibits

Please file the Investment Agreement as an exhibit.

The original Investment Agreement was previously filed with the Commission as Exhibit 10.19 to that certain Registration Statement on Form SB-2 (File No. 333-117533).  Amendment No. 1 now incorporates such Exhibit 10.19 by reference.  In addition, the Second Note, which references the continuation of the Investment Agreement, appears as Exhibit 10.17 to the current Registration Statement.

The Company anticipates submitting a request for acceleration of the Registration Statement as soon as we have cleared all comments with the Staff.  Therefore, please contact me if you need any additional information or have any questions or comments on this letter or Amendment No. 1.

Sincerely,

HOPKINS & CARLEY
A Law Corporation

/s/Cathryn S. Gawne

cc:

Mr. Harry Masuda (Via Facsimile)